Exhibit 99.1

MiX Telematics Limited (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX”)

DEALINGS IN SECURITIES BY A DIRECTOR OF MIX

Shareholders are advised of the following information relating to dealings in securities by a director of MiX:

Name of director:	Hubert Brody
Transaction date:	12 June 2014
Class of securities:	Ordinary shares
Number of securities:	1 008
Price per security:	R3.99
Total value:	R4 021.92
Nature of transaction:	On-market purchase
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Hubert Brody
Transaction date:	12 June 2014
Class of securities:	Ordinary shares
Number of securities:	30 000
Price per security:	R4.00
Total value:	R120 000.00
Nature of transaction:	On-market purchase
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

Name of director:	Hubert Brody
Transaction date:	12 June 2014
Class of securities:	Ordinary shares
Number of securities:	90 992
Price per security:	R4.10
Total value:	R373 067.20
Nature of transaction:	On-market purchase
Nature and extent of director’s interest:	Direct beneficial
Clearance to deal received:	Yes

17 June 2014

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